# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ads-Tec Energy Public Ltd Co, CIK 0001879248
CUSIP: G0085J117
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10 Earlsfort Terrace, Dublin 2, Dublin, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 05/12/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-004562
Filed by CIK 0001538853

## Reporting persons
- Mirabella Financial Services LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 18,169,949; shared voting power 0; sole dispositive power 18,169,949; shared dispositive power 0; aggregate amount beneficially owned 18,169,949 (30.22% of the class)

## Item 1. Issuer
Name of issuer: Ads-Tec Energy Public Ltd Co
Address of issuer's principal executive offices: 10 Earlsfort Terrace Dublin 2, D02 T380 Ireland

## Item 2. Person Filing
Name of person filing: Mirabella Financial Services LLP
Address of principal business office or, if none, residence: 11 Strand, London, WC2N 5HR
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 18,169,949
Percent of class: 30.22%
Sole power to vote or to direct the vote: 18,169,949
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,169,949
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This notification is reported on behalf of the Svelland Global Trading Master Fund Limited for which Mirabella Financial Services LLP acts as the Investment Manager. Mirabella has discretion for the exercise of voting and dispositive power over the shares. In addition to the beneficial ownership of the shares detailed in Item 4, the fund also has a call option of 4,000,000 shares at a price of USD 9.59, exercisable between 1st July 2026 & 30th November 2026. These shares have already been issued & are included in the current shares' outstanding figure & would result in ownership of 22,169,949 shares & percent of class 36.87%. They also have 699,912 warrants at a price of USD 0.56. These shares are not included in the current shares' outstanding figure & will only be issued if & when the warrants are exercised. The shares outstanding figure of 60,122,536 has been taken from the latest 6-K Filing dated 20.11.2025.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mirabella Financial Services LLP: /s/ Raj Somal, Raj Somal / Partner Delivery Team Mirabella (05/12/2026)